15046180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 65870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4208 Six Forks Road, Suite 1700
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Buchanan (919) 870-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/18

OATH OR AFFIRMATION

I, Denise Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Denise Buchanan
Signature

Chief Compliance Officer
Title

Allison V. Hubbell
Notary Public
Wake County, NC
My commission expires 5/29/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Member
CapFinancial Partners, LLC:

We have audited the accompanying statements of financial condition of CapFinancial Partners, LLC, a wholly owned subsidiary of CapFinancial Group, Inc., (the "Company") as of December 31, 2014 and 2013, and the related statements of income and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information in Schedules 1, 2, 3, and 4 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2015

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Statement of Financial Condition

December 31, 2014 and 2013

		2014	2013
Assets			
Current assets:			
Cash and cash equivalents	$	3,714,491	4,657,064
Accounts receivable - trade, net of allowance		5,351,080	5,748,156
Current portion of notes receivable		29,800	67,000
Prepaid expenses		933,675	721,224
Total current assets		10,029,046	11,193,444
Property and equipment, at cost:			
Office furniture and equipment		5,442,641	4,909,330
Software		1,866,140	724,543
		7,308,781	5,633,873
Less accumulated depreciation and amortization		(3,561,380)	(3,219,810)
Property and equipment, net		3,747,401	2,414,063
Other assets:			
Notes receivable - non-current portion		55,096	104,896
Loan to related party		1,167,774	1,145,406
Other		352,300	352,676
Total other assets		1,575,170	1,602,978
	$	15,351,617	15,210,485
Liabilities and Member's Capital			
Current liabilities:			
Accounts payable		$431,249	$367,921
Commissions payable		622,041	417,423
Other payables		864,208	1,262,801
Accrued expenses		151,751	17,093
Deferred rent		111,998	22,624
Total current liabilities		$2,181,247	2,087,862
Member's capital		13,170,370	13,122,623
	$	15,351,617	$15,210,485

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Statements of Income and Member's Capital

Years ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Commissions on exchange listed securities executed on exchanges	$ 1,332,719	1,231,703
Other security commissions	295,288	213,803
Fees for account supervision, investment advisory, and administrative services	72,290,947	64,100,258
Other operating revenue	570,180	632,673
	74,489,134	66,178,437
Operating expenses:		
Salaries and management fees	44,251,982	38,798,161
Payroll taxes and benefits	4,931,722	4,350,570
Registration and fees	447,804	408,173
Publications and dues	260,014	420,841
Legal and professional	483,863	411,038
Office	575,040	597,412
Travel and entertainment	2,904,957	2,694,523
Insurance	390,966	293,892
Promotion	645,242	780,364
Depreciation and amortization	1,175,712	735,323
Retirement	1,027,941	862,408
Technology	2,212,904	1,841,434
Rent	3,452,812	3,075,360
Client relations	142,849	144,002
Taxes and licenses	61,059	71,255
Miscellaneous	68,068	16,806
	63,032,935	55,501,562
Operating income	11,456,199	10,676,875
Other income (expense):		
Other expenses	(1,168)	(69,150)
Interest income	92,716	142,307
Total other income (expense)	91,548	73,157
Net income	11,547,747	10,750,032
Member's capital, beginning of year	13,122,623	9,072,591
Distributions	(11,500,000)	(6,700,000)
Member's capital, end of year	$ 13,170,370	13,122,623

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Statements of Cash Flows

Years ended December 31, 2014 and 2013

		2014	2013
Cash flows from operating activities:			
Net income	$	11,547,747	10,750,032
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		1,175,712	735,323
Loss on sale of assets		508	-
Changes in operating assets and liabilities:			
Accounts receivable - trade		397,076	(3,504,735)
Prepaid expenses		(212,451)	145,631
Accounts payable		63,328	(287,202)
Commissions payable		204,618	13,138
Other payables		(398,593)	302,748
Accrued expenses		134,658	(9,825)
Deferred rent		89,374	(10,045)
Net cash provided by operating activities		13,001,977	8,135,065
Cash flows from investing activities:			
Purchases of property and equipment		(2,511,058)	(1,431,999)
Proceeds from sale of assets		1,500	-
Increase in loan to related party		(22,369)	-
Repayment of notes receivable		87,000	110,600
Sale of goodwill and other assets		377	8,591
Net cash used in investing activities		(2,444,550)	(1,312,808)
Cash used in financing activities-distributions		(11,500,000)	(6,700,000)
Net (decrease) increase in cash and cash equivalents		(942,573)	122,257
Cash and cash equivalents, beginning of year		4,657,064	3,348,629
Cash and cash equivalents, end of year	$	3,714,491	4,657,064

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Partners, LLC, (the "Company"), a North Carolina limited liability company, on April 16, 2003 to provide investment services to investors as a fully disclosed introducing broker-dealer. It is a wholly-owned subsidiary of The CapFinancial Group, Inc. ("Group"). The Company operates in North Carolina and as of December 31, 2014 is authorized as a foreign LLC in twenty-six other states. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and 41 states, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company generally recognizes revenue pursuant to the terms of its investment advisory agreements or portfolio management account agreements on a quarterly basis at the beginning of each calendar quarter and such revenue is amortized over the quarter. Some revenue is invoiced and recognized on a monthly basis. Revenue related to commissions, money market interest and securities transactions are recognized as revenue in the month earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for doubtful accounts. Accounts receivables are considered past due based on contractual terms. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent on the financial stability of the companies involved. The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for both 2014 and 2013 was $100,000.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

(1) Organization and Significant Accounting Policies, Continued

Income Taxes

The Company has elected partnership status under the Internal Revenue Code whereby its income is taxed to the member; therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2011 through December 31, 2014 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts and notes receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. Effective January 1, 2013, deposits held in non-interest bearing accounts are aggregated with any interest-bearing accounts and the combined total insured amount is up to at least $250,000. The Company's uninsured cash balance was $3,585,927 at December 31, 2014.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $1,464,476, which was $1,214,476 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.48 to 1.

(3) Related Parties

As of December 31, 2014 and 2013, the Company had payables of $387,487 and $118,525, respectively, representing expenses paid by Group on behalf of the Company. See note 5 for details of lease payments to related parties.

As of December 31, 2014 and 2013, the Company had a loan receivable of $1,167,774 and $1,145,406, representing loans due from a related party.

(4) Pension Plan

The Company maintains a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2014 and 2013 were $1,027,941 and $862,408, respectively.

(5) Leases

The Company pays rent under a sublease on certain office space in Raleigh, North Carolina, which is leased by Group (see note 3). The Company leases office space which commenced in December 2010, requiring monthly lease payments of approximately $120,000 with moderate annual increases through June 30, 2020.

Additionally the Company subleases additional office space in 21 other cities for varying terms, the longest ending in 2020. Future minimum payments are reflected below.

Year ending December 31,		
2015		3,258,129
2016		3,062,369
2017		2,885,829
2018		2,427,255
2019 and beyond		175,470
	$	11,809,052

The Company also leases office equipment from Group for $2,500 per month on a month-to-month basis.

Rent expense for the years ended December 31, 2014 and 2013 was $3,172,643 and $2,772,026, respectively.

(6) Acquisitions

The Company continues to pursue acquisitions of other investment advisory firms and/or introducing broker dealers through Group, its parent company. In March, June, and September of 2014, Group completed the acquisition of certain assets and/or integration of firms in Port Washington, New York, Riverside, California, and Eden Prairie, Minnesota, respectively. In July, 2013, Group completed the acquisition of certain assets of an investment advisory firm in Greenwich, Connecticut.

(7) Notes Receivable

In 2014 and 2013, certain key employees received a cash payment, documented with a note, in connection with their employment. These notes receivable are forgiven over the initial five years of employment (one-fifth each year). Should the employee terminate prior to the end of the fifth year for reasons other than death or total disability, the balance of the note is due and payable plus interest. Balances due under such notes are as follows:

		2014	2013
Current portion	$	29,800	67,000
Long-term portion		55,096	104,896
	$	84,896	171,896

(8) Subsequent Events

The date to which events occurring after December 31, 2014, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2015, the date the financial statements were available to be issued.

On January 1, 2015, CapFinancial Securities, LLC, a wholly-owned subsidiary of Group, succeeded the broker/dealer operations of the Company. Until December 31, 2014, the Company, doing business as CAPTRUST Financial Advisors, was registered as an investment adviser under the Investment Advisers Act of 1940 *and* as a broker/dealer under the Securities Exchange Act of 1934 (as a "dual registrant"). Due to a corporate restructuring, on January 1, 2015, CapFinancial Securities, LLC succeeded the broker/dealer business of the Company upon a "succession by amendment" filing. The Company is no longer a dual registrant, ceasing its broker/dealer activity on December 31, 2014.

Schedule 1

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Supplemental Schedule of Changes in Member's Capital

Years ended December 31, 2014 and 2013

	Total
Balance, December 31, 2012	$ 9,072,591
Net income for 2013	10,750,032
Distributions	(6,700,000)
Balance, December 31, 2013	13,122,623
Net income for 2014	11,547,747
Distributions	(11,500,000)
Balance, December 31, 2014	$ 13,170,370

Schedule 2

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014 and 2013

		2014	2013
Net capital:			
Total member's equity	$	13,170,370	13,122,623
Deduct: Non-allowable assets		(11,705,894)	(10,569,923)
Deduct: Securities haircuts		-	-
Net capital	$	1,464,476	2,552,700
Aggregate indebtedness:			
Accounts payable	$	431,249	367,921
Commissions payable		622,041	417,423
Other payables and accruals		1,127,957	1,302,518
Total	$	2,181,247	2,087,862
Net capital requirements:			
Broker-dealer	$	250,000	250,000
Net capital in excess of requirements		1,214,476	2,302,700
Net capital as computed above	$	1,464,476	2,552,700
Ratio of aggregate indebtedness to net capital		1.48 to 1	.82 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2014 and 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Schedule 4

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2014 and 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Member
CapFinancial Partners, LLC:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) CapFinancial Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2015

EXEMPTION STATEMENT

CapFinancial Partners, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

CapFinancial Partners, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2014, pursuant to paragraph k(2)(ii).

CapFinancial Partners, LLC met the identified exemption provisions throughout the year ended December 31, 2014 without exception.

Denise Buchanan, CCO

2/25/2015

Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member
CapFinancial Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CapFinancial Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CapFinancial Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapFinancial Partners, LLC's management is responsible for CapFinancial Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2015

CAPFINANCIAL PARTNERS, LLC

Schedule of Assessment and Payments

Year ended December 31, 2014

Assessment for December 31, 2014	$	173,574
Less:		
Payment August 4, 2014		(84,554)
Payment January 29, 2015		(89,020)
Balance due, March 2, 2015	$	NONE